Exhibit 99.2

Vision Marine Technologies Announces Closing of Private Placement

MONTRÉAL, QC / ACCESS Newswire / January 16, 2025 / Vision Marine Technologies Inc. (the “Company”, “Vision Marine”, “we”, “us”, “our”) (NASDAQ:VMAR), a leading innovator in electric marine propulsion, today announced the closing of its previously announced brokered private placement offering with accredited and institutional investors for the issuance and sale of units consisting of common shares (each a “Common Share”) (or pre-funded warrants (each a “Pre-funded Warrant”) in lieu thereof) together with warrants (each a “Common Warrant”) to purchase one-half of the number of Common Shares (or Pre-funded Warrants) of the Company at a price of US$1.25 per unit, for aggregate gross proceeds of approximately US$5.9 million, before deducting fees and offering expenses.

As part of the offering, the Company issued a combination of 4,706,400 Common Shares (or Pre-funded Warrants in lieu thereof), and Common Warrants to purchase 2,353,200 common shares. Each Pre-funded Warrant entitles the holder to acquire one common share at an exercise price of C$0.001 per share, and each Common Warrant is immediately exercisable and entitles the holder to acquire one common share at an exercise price of US$1.50 per share, for a period of five and one-half years following the closing of the offering.

The Company intends to use the proceeds from the offering for working capital and general corporate purposes.

ThinkEquity acted as the exclusive placement agent for the Offering.

The securities offered and sold by the Company in the private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from such registration requirements. The Company has agreed to file a registration statement with the SEC covering the resale of the Common Shares, the Common Shares underlying the Pre-funded Warrants and the Common Warrants to be issued in the private placement. Any resale of the Company’s shares under such resale registration statement will be made only by means of a prospectus.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities will not be registered under the Securities Act or any state securities laws when issued at the closing of the private placement, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws.

About Vision Marine Technologies Inc.

Vision Marine Technologies, Inc. (NASDAQ:VMAR) is transforming the marine industry with its revolutionary E-Motion™ outboard powertrain system. Combining advanced battery technology, high-efficiency motors, proprietary software, and innovative assembly techniques, Vision Marine is driving the shift to sustainable, electric-powered recreational boating.

Forward-Looking Statements

This press release contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include predictions, expectations, estimates, and other information that might be considered future events or trends, not relating to historical matters. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Vision Marine’s Annual Report on Form 20-F for the year ended August 31, 2023, and its periodic filings with the SEC provide a detailed discussion of these risks and uncertainties. There can be no assurance that Vision Marine will be able to complete the offering on the anticipated terms, or at all. Vision Marine does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, as required by law.

Website: visionmarinetechnologies.com

Twitter: @marine_vision

Facebook: @VisionMarineTechnologies

Instagram: @visionmarine.technologies

YouTube: @VisionMarineTechnologies

Investor and Company Contact:

Bruce Nurse

(303) 919-2913

bn@v-mti.com